Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN
THE 1ST ANNUAL DAHLMAN ROSE & CO. ULTIMATE OIL
SERVICES & DRILLING CONFERENCE IN NEW YORK,
NEW YORK

Calgary, Alberta, Canada – November 22, 2011

Precision Drilling Corporation (“Precision”) will be attending the 1st Annual Dahlman Rose & Co. Ultimate Oil Service & Drilling Conference which is taking place November 29-30, 2011 in New York, New York.  Mr. Kevin Neveu, President & Chief Executive Officer, is scheduled to present at 2:20 p.m. Eastern time (12:20 p.m. Mountain time) on Tuesday, November 29, 2011.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com